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Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Lauren Sprague Hamill

Chris Edwards

Tracie Mariner

Lynn Dicker

Re:	Metsera, Inc.

Draft Registration Statement on Form S-1

Submitted November 4, 2024

CIK No. 0002040807

To the addressees set forth above:

On behalf of our client, Metsera, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 2, 2024, relating to the Company’s Draft Registration Statement on Form S-1 submitted on November 4, 2024 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by electronic mail copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

December 11, 2024

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Please revise here and on page 119 to explain what you mean when you say that your lead candidate, MET-097i, is “BLA-eligible,” and explain the significance of a product candidate being so eligible with the FDA. Also, given that your disclosure that MET-097i is in ongoing Phase 1/2 trials, revise to explain when companies typically make a BLA application (e.g., following successful completion of all required clinical trials and at same time the company seeks marketing approval).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 124, and 146 of Amendment No. 1.

2.

We note your disclosure that you are advancing a “broad, scalable and combinable portfolio of injectable and oral NuSH analog peptides” and that your pipeline includes “clinical-stage” injectable and oral GLP-1 RA analog peptides, as well as multiple complementary peptides that “can be combined with GLP-1 RAs.” Here and throughout where appropriate, please revise as follows:

•

Clarify that your pipeline includes both clinical-stage and early preclinical stage product candidates. Likewise, revise the subsections on pages 6 and elsewhere throughout captioned “Other pipeline programs” to clarify that the programs described are in preclinical stages.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 8, 123, 128, 130, and 145 of Amendment No. 1.

•

To the extent that the scalability and combinability of your product candidates is currently aspirational, please so state. For example, we contrast certain of your other disclosures that you “plan” to develop MET-233i to be administered in combination with other peptides, including MET-097i if you are first able to establish sufficient results in your Phase 1 trial of MET-233i as a monotherapy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 124, and 130 of Amendment No. 1.

•

If true, balance this disclosure by explaining that the data you have generated to date from MET-097i “supporting combinability” is preliminary and limited to preclinical data, and that you have yet to initiate any clinical trials of any combination therapies

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 124, and 130 of Amendment No. 1.

December 11, 2024

•

As appropriate, revise the Summary, Risk Factors and Business sections to describe how the development of combination therapies differs from the development of single agent therapies, and whether such development may present more or different challenges than development of single agent therapies, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10, 31-33, and 130 of Amendment No. 1. In addition, the Company respectfully directs the Staff to the prior disclosure on page 185 of Amendment No. 1 under the heading “Business—Government Regulation—Combination products.”

3.

We note your disclosure that MET-097i, your most advanced product candidate, is a “subcutaneously injectable” GLP-1 RA that you are developing for the treatment of obesity and overweight. In this regard:

•

Please revise the Summary and Business where appropriate to explain how you intend for MET-097i and any other of your subcutaneous injectable product candidates to be delivered and administered. In this regard, we note certain references throughout to “disposable injector devices” and “cartridge-based injectable drug product units” that lack sufficient context.

•

Revise to disclose whether you anticipate that any of your injectable product candidates may be regulated by the FDA as drug-device combination products. As appropriate, explain the implications of drug-device combination product classification with respect to the regulatory approval process, including how this process differs from the process of obtaining FDA approval for drugs or biologics alone, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 130, 185 and 186.

•

If material, please add summary risk and risk factor disclosure discussing any risks or challenges related to your development of MET-097i and any other injectable product candidate if the FDA may consider such candidate(s) to be a drug-device combination product, or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 31, 32 and 33 of Amendment No. 1.

December 11, 2024

4.

In the appropriate places in the Summary and Business sections, please revise to disclose the location(s) of all completed, ongoing, and planned clinical trials of your product candidates. Also, as appropriate, revise your risk factor disclosure on pages 10 and 29 to clarify whether you are currently conducting trials outside the United States. In this regard, we note your disclosure that you have initiated a Phase 1 trial prototype compound MET-002, a predecessor peptide to MET-224o, following your Clinical Trial Application being approved by Health Canada in October 2024. We also note your disclosure on page 25 stating that you and your collaborators are “currently conducting” clinical trials in foreign countries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 7, 123, 124, 129, 132, 154, 155, 158, and 162 of Amendment No. 1.

The Obesity and Overweight Market, page 2

5.	Please revise the Summary and Business sections where appropriate to:

•

Disclose your development and regulatory approval plans for each of your product candidates, including clarifying the initial estimated patient population(s) for which you are developing each candidate in each indication (e.g., adults versus children), and the jurisdiction where you plan to first seek regulatory approval.

•

Revise your discussion of the market opportunity for your product candidates by separately disclosing your best estimate of prevalence and incidence figures for obesity and overweight in the patient population(s) you intend to treat in any jurisdiction(s) where you plan to seek regulatory approval. In this regard, we note that on page 2, you provide prevalence figures for obesity and overweight worldwide, in Southeast Asia and the Americas. You also provide an estimate that in 2020, obesity and overweight “affected more than 70% of adults in the United States,” and that “nearly half of Americans are projected to have obesity by 2030.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 7, 123, 124, 133, and 148 of Amendment No. 1.

The Evolving Obesity and Overweight Treatment Landscape, page 3

6.

You state that the GLP-1 RA market has experienced rapid commercial success, is expected to continue to grow in the future, and that third-party market research reports estimate that GLP-1 RAs represented approximately $36 billion in global sales in 2023 and could reach $170 billion by 2030. In this regard:

December 11, 2024

•

Please revise here and in Business to separately provide past and future estimated sales figures for GLP-1 RAs in the patient population(s) you intend to treat in any jurisdiction(s) where you plan to seek regulatory approval.

•

Balance your statements here and elsewhere pertaining to market size by disclosing that you do not have any products approved for commercial sale and discussing the regulatory steps you must take before receiving such approvals. Explain that your product candidates are in the early stages of U.S. clinical development, that it will take years to develop and commercialize them, and that even if you are successful in obtaining regulatory approval, there can be no assurance as to your ability to penetrate the obesity and overweight market, and if so, to what extent.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, 125, 128, 131, 135, and 146 of Amendment No. 1.

7.

Please balance your statements here and elsewhere pertaining to the tolerability of currently approved products with disclosure about the TEAEs that you have observed in your Phase 1/2 clinical trial of MET-097i.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 127, and 142 of Amendment No. 1.

Our Approach, page 4

8.	We note the statement that your MINT peptide library was developed through over 20 years of iterative and empirical discovery work. Please clarify which entities conducted this discovery work.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 127, 132, 138 and 173 of Amendment No. 1.

9.	Please revise this section here and in Business as follows:

•

Explain what prodrugs and antibody peptide conjugates are, and why you believe developing these technologies could reduce injection frequency. Disclose the status of your development of these technologies, and identify any material steps that will need to be taken in order to utilize them either alone or in combination with your product candidates.

•	Explain what you mean by “dose titration” and “re-titration.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 127, 136, and 170 of Amendment No. 1.

December 11, 2024

MET-097i, page 5

10.	Please revise this section here and in Business as follows:

•

On pages 6 and 124, you state your belief, based on preliminary results from your ongoing Phase 1/2 clinical trial of MET-097i, that the observed half-life provides “clinical validation” of your HALO half-life extending platform. Please revise to clarify that this “validation” does not mean that your product candidates will demonstrate safety or efficacy, and disclose that product candidates developed with the HALO platform have yet to be evaluated in a completed clinical trial.

•

On pages 6 and 125 you state your belief that observed change in body weight from baseline in the same ongoing trial “is consistent with, or better than the highest titrated study arms of similar Phase 1 trials for marketed and clinical-stage GLP-1/GIP RA compounds.” Please tell us whether any differences in the “similar” third party Phase 1 trial protocols, patient populations, dosages, or other factors could lead to material differences in measured change in body weight. Also, balance your statement by explaining that there are risks in drawing conclusions as to the performance of MET-097i relative to that of any other therapy given the absence of head-to-head trials, and disclose that the results from clinical trials of a competitor’s product candidate in the same class may not predict the results of clinical trials of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, and 129 of Amendment No. 1.

Our Pipeline and Programs, page 5

11.

We note that the pipeline table should graphically demonstrate the current status of your product candidates and clearly show the material trial phases you will need to complete before marketing your products. The table should be a reflection of the narrative disclosure in the prospectus and should not be used to prematurely project or imply successful completion of the stages required prior to regulatory approval and commercialization. A narrative discussion is more appropriate for the next steps or aspirational plans for your product candidates, such as the completion of a particular trial phase.

•

As appropriate, please revise to shorten the progress arrows, by product candidate and indication, to reflect the actual status of your pipeline candidates as of the latest practicable date. As currently drawn, the gray “in process” portion of the arrows could inappropriately create the impression of further candidate progress.

•

Your disclosure on page 1 and in footnote 2 to the pipeline table appears to indicate that you have two parallel oral peptide development programs underway: (1) the ongoing Phase 1 formulation optimization trial of MET-244o (prototype peptide formulation), and (2) IND- and CTA-enabling preclinical studies of MET- 244o (optimized formulation). Since you are not currently conducting a

December 11, 2024

Phase 1/2 clinical trial of either oral formulation, please tell us whether presenting the ongoing studies/trials for each oral formulation separately in the pipeline table would be more appropriate. We note in this regard that the progress arrow for “MET-244o/MET-002” could be interpreted as indicating that you have completed all preclinical work for MET-244o, rather than that you “plan to complete” such studies. Please ensure your arrows clearly align with your narrative disclosure.

•

Revise the heading of the eighth column to remove the reference to “current status,” as the progress arrows themselves should reflect the current status of each product candidate. In this column, you may instead identify the single next anticipated material milestone for each product candidate.

•

Please revise to qualify your statement regarding the next anticipated milestone with respect to the MET-097i + MET-233i combination program. In this regard, we note that sufficient safety might not be established in the MET-233i Phase 1 trial.

•

Please tell us your consideration of removing the columns captioned “HALO Half-Life Extending Platform” and “Global Rights” from the pipeline table. We do not object to discussion of these topics in the supporting narrative disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 through 8, of Amendment No. 1.

12.

Please explain to us why your MET-AMYo oral amylin analog program, for which you have not yet identified a lead candidate, is currently sufficiently material to your operations so as to warrant being highlighted in the pipeline table. Similarly, explain the same with respect to each of the “next-generation combination” programs. To the extent that you believe these programs are material, please revise the Business section to explain each program and the respective identified product candidate(s) in greater detail, including a discussion of relevant pre-clinical work that has been conducted or is in process. In this regard, your disclosure in the Business section concerning the preclinical work should support the positioning of the arrows in your pipeline table, as well as the next material step reflected in the “Anticipated Milestones” column. Alternatively, revise to remove any pre-clinical program that is not currently material to your business. We do not object to your narrative discussion of such programs in the Summary and Business sections.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart and the disclosure on pages 128 and 145 of Amendment No. 1. The Company respectfully notes the disclosure on pages 166 through 169 noting the pre-clinical work, pre-clinical results, and strategy with respect to MET-034i, which the Company has retained in the pipeline chart due to its differentiation from the other product candidates previously included in the pipeline chart.

December 11, 2024

MET-233i, page 6

13.

We note your statements here and on page 125 that MET-233i “has a potentially class-leading half-life amongst known amylin analogs in development and is the only candidate suitable for monthly dosing,” as well as the statements on pages 8 and 127 that your goal is to develop “potentially best-in-class injectable and oral therapies.” Please remove these and any similar statements throughout, as such statements are speculative in light of the current regulatory status of your product candidates and the uncertainty involved in clinical development. Further, such statements could be read to imply that your product candidate is effective or likely to be approved, and such determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10, 129, and 131 of Amendment No. 1.

Our Strategy, page 8

14.	Please revise your disclosure in this section and in Business as follows:

•

Balance your statement of belief that your product candidates “have the potential to outperform current approved products and development-stage product candidates on tolerability, efficacy, convenience, and scalability” by disclosing, if true, that you have not conducted head-to-head clinical trials of any of your product candidates against currently approved products, your product candidates are in the early stages of U.S. clinical development, that it will take several years to develop and commercialize them, and that even if you are successful in obtaining regulatory approval, there can be no guarantees as to outperformance of other therapies on any of tolerability, efficacy, convenience or scalability.

•

Balance references to your team’s “track record” in drug development and your belief in your ability to “develop multiple product candidates to global regulatory approvals, to manufacture at commercial scale, and to commercialize effectively in major markets.” Disclose, if true, that the past experience of your individual team members is not necessarily predictive of the future success of your company, that as an organization you have not successfully obtained regulatory approval or commercialized any products in any jurisdiction, that you may not obtain approval for any product candidates in any jurisdiction, and that even if you are successful in obtaining any regulatory approvals, there can be no guarantees as to your ability to manufacture your product candidates at commercial scale.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 131, and 146 of Amendment No. 1.

December 11, 2024

Risk Factors

We currently rely on third parties for the manufacture and shipping of our product candidates for clinical development..., page 35

15.

We note your disclosure that you entered into a Development and Supply Agreement with Amneal Biopharma Solutions Private Limited in October 2024. Pursuant to this agreement, among other things, you are obligated to pay up to $100 million over four years for the construction of two new greenfield manufacturing facilities in India for the manufacture of drug substances and drug products, which Amneal will use to manufacture peptide drug substances and injectable peptide products for you and drug substances and drug products for itself and its other customers. Please revise to disclose the estimated timeline for completion of these facilities. Also disclose, if true, that there can be no assurance that your investment in these manufacturing facilities will be recouped.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38, of Amendment No. 1. The Company respectfully notes that construction of the new facility is part of the Company’s long term strategy, however, it cannot currently predict the timing for when such facility may be completed. The Company notes that the supply obligations of Amneal are independent of the terms and provisions regarding the new manufacturing facility. For example, Amneal may satisfy is supply obligations by manufacturing substances and products at other Amneal facilities or sources. As a result, the Company believes that the supply agreement will provide it with sufficient capacity to satisfy its initial commercialization efforts, irrespective of whether the new facility is completed by a specific date.

Our current amended and restated certificate of incorporation provides..., page 81

16.	Please revise to disclose that the federal forum provision may result in increased costs to shareholders to bring a claim.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float..., page 81

17.

You disclose that “[t]o the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the nonaffiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders.” Please revise your disclosure throughout the filing, including your prospectus summary, to clarify whether and to what extent existing stockholders and their affiliates have indicated an interest in purchasing shares in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of Amendment No. 1 to indicate that there are no assurances that existing stockholders or their affiliates will participate in the offering to a material extent. The Company further respectfully advises the Staff that in the event existing stockholders and their affiliates indicate an interest in purchasing shares in the offering to a material extent, the Company will revise the disclosure to include language in substantially the form noted below:

December 11, 2024

Certain of our existing stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $[__] million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares of our common stock in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of our common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of our common stock purchased by these entities as they will on any other shares of our common stock sold to the public in this offering.

Use of Proceeds, page 88

18.

Please revise to disclose an estimate of how far in your development and commercialization of MET-097i, MET-233i and MET-244o the proceeds from this offering will allow you to reach with respect to each product candidate, including specific phases of any preclinical and clinical trials. If material amounts of other funds are expected to be necessary to accomplish the specified purposes for which net proceeds are intended to be used, provide an estimate of the amounts of such other funds and the sources thereof.

Response: The Company respectfully acknowledges the Staff’s comment and, once it establishes an offering size, it will revise the disclosure in the Registration Statement to provide additional details on its estimate of how far in development and commercialization the proceeds in this offering will allow it to reach with respect to its product candidates.

Unaudited Pro Forma Combined Financial Information

Note 3- Consideration Transferred and Purchase Price Allocation, page 98

19.

We note your disclosure stating that the identifiable intangible assets you acquired consist of two in-process research and development, or IPR&D, assets which were assigned aggregate fair values of $67.0 million and are indefinite-lived until the programs can begin to be commercialized. Please expand your disclosure to clearly identify, describe, and separately quantify each acquired intangible asset, as well as all material assumptions used to determine their fair value.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 101, F-17, F-18 and F-39 of Amendment No. 1.

December 11, 2024

20.

We note you allocated $42,916 of the purchase price of Zihipp, Ltd. to contingent consideration. Please expand your disclosure to explain the method and material assumptions used to estimate the fair value of the contingent consideration, or cross-reference to where this information can be located in your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 103

21.

We note your disclosure, on page 101, stating that you track your external research and development expenses on a program-by-program basis, but you do not track your internal research and development expenses on a program-by-program basis. Please expand your disclosure, for the periods presented, to provide a breakdown of your research and development expense by program or product candidate and by type of internal expense. Additionally, expand your disclosure to separately discuss any material changes, from the prior period, between product candidate or program expenses and between internal expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106, 107 and 108 of Amendment No. 1.

Business, page 119

22.

Throughout this section, please revise the discussion of your completed, ongoing and planned clinical trials to clearly specify the primary and secondary endpoints, and how they were or will be measured.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 148, 149, 154 and 155 of Amendment No. 1.

Phase 1/2 clinical trial of MET-097i, page 143

23.

We note the use of p-values on page 147. Please revise to briefly explain how “p-value” is used to measure statistical significance and the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 154 and 155 of Amendment No. 1.

December 11, 2024

In vivo effectiveness of MET-097i and MET-233i, page 153

24.

You state that a head-to-head repeat dose study of MET-097i and MET-233i versus CagriSema found statistically significant superiority from the combination versus CagriSema. Please revise to disclose p-values. Also, revise to qualify the following statement on page 155: “We plan to initiate a clinical trial of MET-097i in combination with MET-233i after sufficient evidence of clinical safety has been established in our MET-233i Phase 1 trial.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of Amendment No. 1.

Licensing, Partnerships and Collaborations, page 165

25.	Please revise your disclosure regarding the license agreements with D&D to identify the product candidate or platform to which the licensed materials and property relate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 170, 171 and 173 of Amendment No. 1.

26.

We note your disclosure that you entered into an Amended and Restated Research and Collaboration Agreement with D&D and its wholly-owned subsidiary, Neuraly, Inc. in March 2025. Please confirm whether you have described all material terms of this agreement, and file this collaboration agreement in accordance with Item 601(b)(10) of Regulation S-K, or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe the Amended and Restated Research and Collaboration Agreement with D&D and its wholly-owned subsidiary, Neuraly, Inc. (the “D&D Research and Collaboration Agreement”) is a material agreement that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10) of Regulation S-K states that a registrant must file “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement...” While the D&D Research and Collaboration Agreement may not have been made in the ordinary course of business, the Company does not believe that the D&D Research and Collaboration Agreement is material to the Company. The D&D Research and Collaboration Agreement provides a framework and general governing provisions for the relationship between the parties, however, the responsibiliteis of Neuraly, Inc. are generally limited and comprise routine pre-clinical experimentation. The Company respectfully notes that such work could be done by the Company alone or by a subcontractor hired by the Company. For example, the Company is not required to use Neuraly, Inc. as a collaborator and the Company believes that it could enter into agreements with third parties to engage in the type of projects being considered to be conducted under the D&D Research and Collaboration Agreement without disruption to the operation of its business. Further, the Company can terminate the D&D Research and Collaboration Agreement and any research program under such agreement on 60 days’ notice, and the termination of the D&D Research and Collaboration Agreement would not adversely impact the primary other license agreement with D&D (which will be filed as an exhibit to the Registration Statement). For these reasons, the Company does not believe that the D&D Research and Collaboration Agreement is a material agreement that needs to be filed as an exhibit to the Registration Statement.

December 11, 2024

27.	With respect to each agreement discussed in this section, please revise to disclose the following material terms:

•

Duration of agreement and royalty term. Where an agreement may remain in effect until the expiration of the last-to-expire royalty term, please revise to clarify when the patents underlying the royalty term are expected to expire.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 172 and 173 of Amendment No. 1.

•

Applicable royalty rates. In the event a range is provided in place of the actual royalty rate, such range should be specified within ten percentage points. In this regard, we note that certain references to “tiered mid-single digit to low double digit percentage royalties” should be revised so that the upper bound of such a range is more specific.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 172 of Amendment No. 1.

December 11, 2024

•

Aggregate amounts paid or received to date under agreements. For example, with respect to the Imperial License Agreement, we note your disclosure elsewhere in the prospectus that during the nine months ended September 30, 2024, you achieved an initial development milestone and paid $6.3 million toward such milestone and issued a note payable to related parties with a principal balance of $5.9 million.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to the disclosure on pages 171 and 172, which includes information regarding the payments made to date under certain of the agreements. Specifically, the Company notes disclosure regarding (a) the $10 million upfront payment to D&D upon entering into the Second Amended and Restated License Agreement and (b) the $50,000 upfront payment to D&D upon entering the Triple G License Agreement. The Company notes that it has not otherwise paid or received any amounts under any of the relevant agreements. With respect to the initial development milestone payment of $6.3 million noted by the Staff, the Company respectfully notes that this payment was made with respect to the acquisition of Zihipp (as noted on pages 113 and F-41) and not pursuant to the Imperial License Agreement.

•

Aggregate future potential milestone payments to be paid or received. In this regard, if material, please revise to disclose the amount of the annual license fee under the Imperial Agreement. Also, please update the amounts you may be obligated to pay Imperial at an exchange rate on the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of Amendment No. 1.

Intellectual Property

Patent Rights, page 169

28.

We note your disclosure that you own or license 41 issued patents. Please disclose the specific product candidates or product candidate groups to which these patents relate and clarify, if true, that there are no issued patents covering the product candidates that you are currently developing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 175 of Amendment No. 1.

December 11, 2024

Executive and Director Compensation, page 193

29.	Please include the information required by Item 402 of Regulation S-K with your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment. Pursuant to Item 402 of Regulation S-K, the Company is required to include disclosure regarding the compensation of officers and directors for the last completed fiscal year. The Company respectfully advises the Staff that it does not intend to publicly file its Registration Statement or distribute its preliminary prospectus for this offering until after the completion of fiscal year 2024. As a result, the information required by Item 402 of Regulation S-K will include disclosure regarding the compensation of officers and directors for the fiscal year ended December 31, 2024, which is not yet available as of the date of this confidential submission of Amendment No. 1, but which will be available in January 2025.

In an analogous situation, pursuant to the Fixing America’s Surface Transportation Act, or the FAST Act, an emerging growth company is permitted to omit in its draft registration statement financial information for historical periods otherwise required by Regulation S-X if it reasonably believes the omitted information would not be required in the Form S-1 at the time of the offering, so long as prior to the distribution of the preliminary prospectus, the emerging growth company amends the registration statement to include all financial statements required by Regulation S-X at the time of the amendment.

The Company believes that the spirit of the FAST Act was to help issuers avoid the expense and time needed to prepare unnecessary information that will ultimately not be required by the time an offering commences. Given the additional time and process required to prepare compensation data for prior periods, the Company respectfully requests that the Staff permit the Company to update this compensation data with actual results for the fiscal year ended December 31, 2024, which will be included in the Company’s confidential submission or filing of the Registration Statement in fiscal year 2025 and in any event prior to the publicly filing its Registration Statement or distribution of its preliminary prospectus for this offering.

Consolidated Financial Statements of Metsera, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-5

30.

We note, during your fiscal year ended December 31, 2023, you issued 2,500,000 shares of common stock. Please expand your disclosure to explain to whom the stock was issued and why there is no dollar amount associated with the issuance.[4]

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of Amendment No. 1. The Company respectfully advises the Staff that the shares were deemed to have minimal value at the time of such issuances because the Company had no significant operations at the time of such issuances.

General

31.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications presented or expected to be presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained or intends to retain copies of the communications.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (617) 948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Peter N. Handrinos
Peter N. Handrinos
of LATHAM & WATKINS LLP

December 11, 2024

Enclosures

cc: (via e-mail)

Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

Rachael Bushey, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP